UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month September 2021

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Inside Information dated September 17, 2021	3

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com

Pursuant to the provisions of article 226 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. ("Grifols") hereby informs about the following

INSIDE INFORMATION

Grifols informs today that it has entered into a share purchase agreement ("SPA") with Tiancheng International Investment Limited (the "Seller"), a private company registered in Hong Kong.

By means of this acquisition, subject to the closing conditions (as we will further detail), Grifols will acquire the existing share capital of Tiancheng (Germany) Pharmaceutical Holding AG ("HoldCo"), which holds approximately an 89.88% stake of the ordinary shares, and approximately a 1.08% stake of the preferred shares of Biotest AG ("Biotest").

Biotest is a German public listed healthcare company specialized in innovative hematology and clinical immunology with an attractive pipeline of innovative plasma-derived products, fully complementary to Grifols.

The consummation of the SPA is subject to closing conditions which comprise antitrust clearances by certain specified competition authorities and the publication of the decision of Grifols to make a voluntary takeover offer to acquire all the shares in Biotest ("VTO"). The price offered under the VTO for the remaining shares in Biotest (both ordinary shares and preferred shares) will be the same price as paid by Grifols to the Seller under the SPA for its stake in Biotest, as is further detailed below.

The transaction is expected to close by the end of the first semester of 2022.

The VTO will be made pursuant to the German Securities Acquisition and Takeover Act ("WpÜG").

Today, in compliance with applicable laws and the SPA, Grifols publishes its decision to make the VTO pursuant to section 10(1) and (3) in connection with sections 29(1) and 34 of the WpÜG. See Annex 1 for the publication made. The terms and conditions of the VTO will be communicated in the offer document ("Offer Document") to be prepared by Grifols and to be examined by the German federal financial supervisory authority, the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in the coming weeks.

Once the Offer Document is approved by BaFin, it will be published in accordance with applicable laws and will also be reported as inside information, and its contents will be published on Grifols' website.

At the time of the consummation of the SPA, Grifols will pay a cash consideration to the Seller of approximately €1,100 million. The consideration to be paid is broken down in (i) 17,783,776 ordinary shares of Biotest valued at €43.00 per ordinary share; (ii) 214,581 preferred shares of Biotest valued at €37.00 per preference share, and (iii) a loan receivable made by HoldCo to Biotest in the amount of approximately €313 million, subject to closing adjustments.

The shares to be acquired, both by means of the SPA and those to be tendered by the current Biotest shareholders, (the "Transaction") will be paid in cash.

Grifols plans to access the debt financial markets for an amount of €2,000 million, and has already received a bridge financing commitment to finance the Transaction. Grifols plans to absorb the debt increase through additional cash flows generated by the Transaction.

Grifols is committed to reducing its leverage level. Grifols does not expect to pursue any large M&A or cash dividends until it has reduced leverage to below 4x Net Debt/EBITDA.

Grifols notes that it does not currently intend to implement a domination and/or profit and loss pooling agreement with respect to Biotest in the near future, though the delisting of the Biotest shares could be considered in the future after the consummation of the Transaction.

If the Transaction is consummated it will improve Grifols' position in the plasma-derived business by accelerating and expanding its commercial pipeline, bringing innovative therapies to drive revenue growth and expansion, as well as improving plasma economics and margins.

The consummation of the Transaction will also bring 26 plasma centres across Europe (Germany, Czech Republic and Hungary), and provide a more balanced global footprint, increasing Grifols' operations and revenues in Europe, the Middle East and Africa.

Biotest's current portfolio includes 12 different products in therapeutic areas of hematology, clinical immunology, and intensive care medicine with a global commercial footprint in more than 90 countries and 1,928 employees.

Biotest is also developing a clinical trial on Fibrinogen (BT-524) for congenital and acquired disorders, both currently in phase III. For the acquired fibrinogen deficiency, Biotest is conducting a Phase III study (Adfirst: Adjusted Fibrinogen Replacement Strategy) in patients with high blood loss during spine surgery and abdominal surgery for treatment of pseudomyxoma peritonei (PMP).

In addition, Biotest is developing Trimodulin (BT-588, IgM concentrate) for the treatment of patients with severe community-acquired pneumonia (sCAP).

Biotest's manufacturing capacity can process up to ~1.5 million litres of plasma annually and plans to double its production capacity with the Biotest Next Level Project by 2022.

Biotest’s new products and facilities are expected to increase Grifols’ competitiveness in the future. The improved plasma economics and synergies resulting from the Transaction are expected to create additional value for patients and Grifols' shareholders alike.

In Barcelona, on 17 September 2021.

Nuria Martín Barnés

Secretary to the Board of Directors

Grifols, S.A. business address: Parc Empresarial Can Sant Joan Avda Generalitat nº 152-158 08174 SANT CUGAT DEL VALLES ESPAÑA Tel (34) 935 710 500 Fax (34) 935 710 267

[English convenience translation of the binding German version]

Publication of the decision to make a takeover offer pursuant to section 10 (1) and (3) in connection with sections 29 (1) and 34 of the German Securities Acquisition and Takeover Act (WpÜG)

THE INFORMATION CONTAINED IN THIS DOCUMENT IS NOT FOR PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, INTO, WITHIN OR FROM ANY COUNTRY WHERE SUCH PUBLICATION OR DISTRIBUTION WOULD BE CONTRARY TO THE RELEVANT LEGAL PROVISIONS OF SUCH COUNTRY.

Bidder:

GRIFOLS, S.A.

registered address:

Jesús i Maria, 6

08022, Barcelona

Spain

registered in the Commercial Registry of Barcelona

LEI: 959800HSSNXWRKBK4N60

Class A Shares: ISIN: ES0171996087

Class B Shares: ISIN: ES0171996095

Target Company:

Biotest Aktiengesellschaft

Landsteinerstrasse 5

63303 Dreieich

Germany

registered in the Commercial Register of the Local Court (Amtsgericht) of Offenbach am Main

under HRB 42396

Ordinary Shares: ISIN: DE0005227201 / WKN: 522 720

Preferred Shares: ISIN: DE0005227235 / WKN: 522 723

GRIFOLS, S.A. with its registered office in Barcelona, Spain, (the "Bidder") decided on 17 September 2021 to offer to the shareholders of Biotest Aktiengesellschaft with its registered office in Dreieich, Germany, (the "Target Company") to acquire their no-par value ordinary bearer shares in the Target Company with a pro rata amount of the share capital of EUR 1.00 each (ISIN: DE0005227201 / WKN: 522 720) (the "Ordinary Shares") and its no-par value bearer non-voting preference shares in the Target Company with a pro rata amount of the share capital of EUR 1.00 each (ISIN: DE0005227235 / WKN: 522 723) (the "Preferred Shares") by way of a voluntary public takeover offer in exchange for payment of cash consideration in the amount of EUR 43.00 per Ordinary Share and in the amount of EUR 37.00 per Preferred Share pursuant to the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, “WpÜG”) (the "Takeover Offer") on the terms and conditions to be communicated in the offer document (the “Offer Document”).

The Bidder is a global healthcare company specializing in the production of plasma-derived pharmaceuticals and transfusion medicine. The Bidder's principal activities include the collection of plasma through its plasma collection network for the further production of plasma-derived pharmaceuticals in its facilities as well as the sale and distribution of the final products worldwide. The shares of the Bidder, consisting of Class A Shares (ISIN: ES0171996087) and Class B Shares (ISIN: ES0171996095), are listed on four Spanish stock exchanges and in SIBE of the Madrid Stock Exchange.

Today, the Bidder has entered into a share purchase agreement with TIANCHENG INTERNATIONAL INVESTMENT LIMITED, with its registered office in Hong Kong, (the "Seller") for the acquisition of all shares in Tiancheng (Germany) Pharmaceutical Holdings AG, with its registered office in Munich, Germany (the "Share Purchase Agreement"). Tiancheng (Germany) Pharmaceutical Holdings AG in turn holds 17,783,776 Ordinary Shares in the Target Company (representing approximately 89.88% of the voting share capital and approximately 44.94% of the total share capital of the Target Company) and 214,581 Preferred Shares in the Target Company (representing approximately 0.54% of the total share capital of the Target Company). In calculating the purchase price to be paid by the Bidder pursuant to the Share Purchase Agreement, the Ordinary Shares in the Target Company held by Tiancheng (Germany) Pharmaceutical Holdings AG have been valued at EUR 43.00 per Ordinary Share and the Preferred Shares in the Target Company held by Tiancheng (Germany) Pharmaceutical Holdings AG have been valued at EUR 37.00 per Preferred Share. The consummation of the Share Purchase Agreement is conditional upon certain antitrust clearances as well as the publication of the Bidder’s decision to make a voluntary public takeover offer to acquire all shares in the Target Company pursuant to section 10 of the German Securities Acquisition and Takeover Act. The Bidder currently does not intend to seek a domination and/or profit and loss transfer agreement with respect to the Target Company in the near future following the execution of the Share Purchase Agreement and the implementation of the Takeover Offer.

The Takeover Offer will be subject to one or several specific conditions contained in the Offer Document (including the consummation of the Share Purchase Agreement referred to above and, thus, indirectly certain regulatory clearances as provided for under the Share Purchase Agreement). The Takeover Offer will not contain a minimum acceptance condition. In all other respects, the Takeover Offer will be implemented on the terms and conditions contained in the Offer Document. The Bidder reserves the right to deviate from the key data presented here in the final terms and conditions of the Takeover Offer to the extent legally permissible.

The publication of the Offer Document with the detailed terms and conditions and other information on the Takeover Offer (in German as well as in a non-binding English translation) as well as other information in connection with to the Takeover Offer on the internet will be made after approval by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, the "BaFin") at:

https://www.grifols.com/en/biotest-voluntary-takeover-offer

Important information:

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares in the Target Company. The final terms and conditions of the Takeover Offer as well as other provisions relating to the Takeover Offer will be communicated in the Offer Document after the BaFin has permitted the publication of the Offer Document. The Bidder reserves the right to deviate from the key data presented here in the final terms and conditions of the Takeover Offer. Investors and holders of shares in the Target Company are strongly advised to read the Offer Document as well as all other documents related to the Takeover Offer as soon as they have been made public, as they will contain important information.

The Takeover Offer announced in this announcement will relate to shares in a German company admitted to trading on the Frankfurt Stock Exchange and will be subject to the disclosure requirements, rules and practices applicable to companies listed in the Federal Republic of Germany, which differ from those of the United States of America (“US”) and other jurisdictions in certain material respects. This announcement has been prepared in accordance with German style and practice for the purposes of complying with the laws of the Federal Republic of Germany, and shareholders from the US should read this entire announcement. The financial information relating to the Bidder and the Target Company included elsewhere, including in the Offer Document, has been or will be prepared in accordance with provisions applicable in the Federal Republic of Germany and has not been prepared in accordance with generally accepted accounting principles in the US; therefore, it may not be comparable to financial information relating to US companies or companies from other jurisdictions outside the Federal Republic of Germany. The Takeover Offer will be made in the US pursuant to Section 14(e) of, and Regulation E under the US Securities Exchange Act, subject to the exemptions provided by Rule 14d-1 under the US Securities Exchange Act and otherwise in accordance with the requirements of the Federal Republic of Germany. Shareholders from the US should note that the Target Company is not listed on a US securities exchange, is not subject to the periodic requirements of the US Securities Exchange Act or required to, and does not, file any reports with the U.S. Securities and Exchange Commission ("SEC").

Any contract entered into with the Bidder as a result of the acceptance of the planned Takeover Offer will be governed exclusively by and construed in accordance with the laws of the Federal Republic of Germany. It may be difficult for shareholders from the US (or from elsewhere outside of Germany) to enforce certain rights and claims arising in connection with the Takeover Offer under US federal securities laws (or other laws they are acquainted with) since the Bidder and the Target Company are located outside the US (or the jurisdiction where the shareholder resides), and their respective officers and directors reside outside the US (or the jurisdiction where the shareholder resides). It may not be possible to sue a non-US company or its officers or directors in a non-US court for violations of US securities laws. It also may not be possible to compel a non-US company or its subsidiaries to submit themselves to a US court’s judgment.

The publication, dispatch, distribution or dissemination of this announcement, the Offer Document or other documents related to the Takeover Offer outside the Federal Republic of Germany, the member states of the European Union and the European Economic Area may, in principle, also lead to the application of legal provisions of jurisdictions other than those of the Federal Republic of Germany, the member states of the European Union and the European Economic Area and may be subject to legal restrictions in these other jurisdictions. This announcement, the Offer Document and other documents related to the Takeover Offer are not intended to be and, without prejudice to the publications on the internet required under German law, may not be sent by third parties to countries in which this would be unlawful, nor may they be disseminated, distributed or published there. The Bidder has not permitted the dispatch, publication, distribution or dissemination of the Offer Document by third parties outside the Federal Republic of Germany, the member states of the European Union and the European Economic Area. Therefore, custodian securities services companies may not publish, send, distribute or disseminate this announcement, the Offer Document or other documents related to the Takeover Offer outside the Federal Republic of Germany, the member states of the European Union and the European Economic Area, unless this is done in accordance with all applicable domestic and foreign legal provisions. The Bidder is not obliged to ensure and does not assume any liability that the publication, dispatch, distribution or dissemination of this announcement, the Offer Document and other documents related to the Takeover Offer outside the Federal Republic of Germany, the member states of the European Union and the European Economic Area complies with the respective local legal provisions.

The Takeover Offer announced in this announcement may be accepted by all domestic and foreign shareholders of the Target Company in accordance with the provisions to be set out in the Offer Document and the applicable legal provisions. However, the acceptance of the Takeover Offer outside the Federal Republic of Germany, the member states of the European Union and the European Economic Area may be subject to certain legal restrictions due to local regulations. Shareholders of the Target Company who come into possession of the Offer Document outside the Federal Republic of Germany, the member states of the European Union and the European Economic Area and/or are subject to legal provisions other than those of the Federal Republic of Germany, the member states of the European Union and the European Economic Area and who wish to accept the Takeover Offer, are advised to inform themselves about and comply with the respective applicable legal provisions. The Bidder does not warrant that the acceptance of the Takeover Offer outside the Federal Republic of Germany, the member states of the European Union and the European Economic Area is permissible under the respectively applicable legal provisions.

Barcelona, 17 September 2021

GRIFOLS, S.A.

Board of Directors

Tomás Dagá Gelabert

Member of the Board

Director and Vice Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  September 17, 2021